CODE OF ETHICS                        Exhibit 14.1

IR BioSciences Holdings, Inc. is committed to conducting its business in accordance with the highest ethical standards. It is the policy of IR BioSciences Holdings, Inc. and each of its subsidiaries (collectively and separately referred to herein as "the Company") to conduct its business fairly, ethically, and in a fashion that complies with applicable laws, regulations, and government requirements. All conduct inconsistent with this policy is prohibited. This Code of Ethics requires not only the avoidance of misconduct, but also the avoidance of acts or omissions that give the appearance of misconduct. Company directors, officers, employees, and representatives shall not enter into any activity or incur any expense or liability which would compromise our commitment to these high standards. Failure to comply with this Code of Ethics by an officer or employee will subject the officer or employee to disciplinary action, up to and including termination of employment. Any failure by a director to comply with this Code of Ethics shall be reported to the Company's Board of Directors for review, and the committee shall make a recommendation to the board of directors on appropriate action, which may include removal from the board of directors.

This Code of Ethics is designed to deter wrongful behavior and to promote:

     1. honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     2. fair, full, accurate, timely and understandable disclosure in reports and documents that a registrant files with, or submits to, the Securities and Exchange Commission and in other public communications made by the registrant;

     3. compliance with applicable governmental laws, rules and regulations;

     4. the prompt internal reporting to an appropriate person or persons identified in the Code of violations of the Code; and

     5. accountability for adherence to the Code.

It is not possible to enumerate all of the situations which could result in an actual or apparent violation of this policy. However, the following areas are of particular concern to the Company with respect to the ethical conduct of the Company's business. These principles must be interpreted using good judgment and common sense. Employees and officers are encouraged to discuss questions or concerns relating to this Code of Ethics with their supervisors, other members of management or the outside and independent Board member designated to entertain issues regarding the Code of Ethics, while directors should direct their questions and concerns to the Board of Directors.

CONFLICTS OF INTEREST. Any direct or indirect conflict of interest between a director, officer, or employee and the Company is prohibited, unless specifically consented to by the Company. A director, officer, or employee has a conflict of interest if, in the course of his or her duties for the Company, his or her judgment and discretion is or may be influenced by considerations of personal gain or benefit, or gain or benefit to a third party other than the Company. All business decisions for the Company should be based upon what a director, officer, or employee honestly believes to be in the best interests of the Company and in the long term interest of its stockholders. Potential conflicts of interest should be immediately reported by directors to the Board of Directors and by officers and employees notifying their supervisors of the potential conflict so that an appropriate determination can be made as to whether or not a conflict exists and what remedial action, if any, should be taken.

PROTECTION OF CORPORATE OPPORTUNITIES. Directors, officers, and employees are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information, or position; (b) using corporate property, information, or position for personal gain; and (c) competing with the Company; unless such opportunity has been rejected by the Company and the person would not be prohibited from taking advantage of the opportunity by any other Company policy.

FAIR DEALING. The Company is committed to conducting its business fairly and in accordance with the highest ethical standards. No director, officer, or employee is authorized to use unfair techniques, such as misrepresentation of material facts or improper concealment of business information to gain a business advantage. Additionally, no director, officer, or employee or representative of the Company shall offer or accept a bribe, kickback, or improper favor in order to secure a business advantage.

CONFIDENTIAL INFORMATION. During and after employment by or service with the Company, directors, officers, and employees shall not divulge to third parties, or appropriate to their own use, or to the use of others, any confidential information obtained during employment or service for the Company; except, however, directors, officers and employees of the company may disclose confidential information to their immediate family, accountants, attorneys and business and financial advisors, as long as the director, officer or employee makes appropriate arrangements so that the confidential information is maintained confidential and is not then disseminated to any other third parties. The term "confidential information" as used in this policy includes but is not limited to trade secrets, technical materials and information, geological and geophysical information, reserve data, prospect data, maps, logs, bid data, transaction information, processes, technology, compilations of information, engineering information, financial information, or specifications that are used in the operation of the Company's business or that may eventually be used in the operation of the Company's business, and other information relating to the Company's business that is not public knowledge.

PROTECTION OF AND PROPER USE OF COMPANY ASSETS. Use or access to Company property for any unlawful or improper purpose is strictly prohibited. This prohibition includes any use that is unlawful or improper under applicable law or ethical standards, regardless of the practices of other companies or individuals. As part of this obligation, officers and employees shall follow Company procedures to ensure that business transactions are consistently executed, recorded, and reported in such a manner as to allow the Company to accurately compile and report its financial statements. Additionally, all transaction records shall be preserved for the appropriate amount of time in accordance with Company policy.

COMPLIANCE WITH LAWS, RULES, AND REGULATIONS. It is the Company's policy to conduct its business in accordance with all applicable laws, rules, regulations, and government requirements. Each director, officer, and employee of the Company is responsible for familiarizing himself or herself with the laws, rules, regulations, and government requirements applicable to his responsibilities within the Company.

REPORTING OF ILLEGAL OR UNETHICAL BEHAVIOR. It is the direct responsibility of each officer or employee of the Company to report promptly any actual, attempted, or apparent violation of laws, rules, regulations, or this Code of Ethics. In the event that a violation is observed by, responsibly reported to, or is indicated by records or other information of which the officer or employee becomes aware, the person should report the event to the outside and independent Board member designated to entertain issues regarding the Code of Ethics. Any concerns regarding accounting, internal accounting controls, or auditing matters may be reported to the Audit Committee of the Board of Directors through the Company's procedures for such reporting. Officers and employees should always keep in mind that the Company supports the good faith reporting and investigation of potential violations of this Code of Ethics.

In no event will the Company take or threaten any action against an officer or employee for making a complaint or disclosing information in good faith. Retaliation or retribution against any officer or employee who in good faith reports a violation pursuant to this Code of Ethics is cause for disciplinary action, up to and including termination of employment.

ENFORCEMENT. Each responsible manager will be responsible for enforcement of the Code of Ethics, in coordination with the Company's General Counsel and Human Resources Department. Disciplinary actions with regard to officers and employees of the Company will be implemented by the Human Resources Department in accordance with the Company's disciplinary procedures. Under certain circumstances, violation of this Code of Ethics may also result in referral for civil action or criminal prosecution.

WAIVERS. The Company does not approve of the types of conduct prohibited by this Code of Ethics and would rarely grant exceptions to its application. Any waiver of this Code of Ethics for a director or executive officer of the Company must be approved by the Board of Directors and the full board, with a majority of the members of the Board of Directors voting to approve the waiver being directors who are disinterested, as defined by applicable law, with respect to the matter giving rise to the need for a waiver. Any waiver of the Code of Ethics approved for a director or executive officer will be promptly disclosed to the Company's stockholders in a form 8-K within four business days of the waiver and in any other appropriate manner, as provided for by applicable law, regulations or listing standards. Any waiver of the Code of Ethics for an employee who is not an executive officer may be approved by the CEO, his designee, or pursuant to policies and procedures approved by the CEO.